Annual Shareholder Meeting Results:
The Funds held their joint annual meeting of shareholders on December 14, 2010. Shareholders of the Funds' voted as indicated below:


								Withheld
					Affirmative 		Authority
California Municipal III
Election of James A. Jacobson*
Class II to serve until 2013		      3,671 		        9
Election of Allan Rappaport*
Class I to serve until 2012 		      3,671		        9


The other members of the Board of Trustees at the time of the meetings, namely Messrs. Paul Belica, Hans W. Kertess, William B. Ogden, IV and John C. Maney+ continued to serve as Trustees of the Funds.

* Preferred Shares Trustee
+ Interested Trustee